EXHIBIT 99.9

Notice to ASX/LSE
Rio Tinto invests with discipline to strengthen the performance of assets and grow
6 December 2023

Rio Tinto will today hold its 2023 Investor Seminar in Sydney, where it will update on progress in its long-term strategy of investing with discipline to strengthen operations, deliver growth in a decarbonising world and continue to generate attractive shareholder returns.

Rio Tinto Chief Executive Jakob Stausholm said: "We strongly believe we are well positioned in an opportunity rich world. There has never been greater demand for what we do, from mining to processing, and the work we are doing today is creating a stronger Rio Tinto for years to come.

"The performance at our Pilbara iron ore and Oyu Tolgoi copper operations shows our path towards becoming best operator, and we are focussed on driving continuous improvement across our global portfolio. Our people are at the heart of lifting our performance, and we are continuing to invest time and energy in building a stronger culture with a learning mindset.

"We are making real progress in shaping our portfolio for the future, through entering new markets like recycled aluminium in North America, developments in technology and one of the most exciting exploration pipelines we've had for many years.

"Our purpose and long-term strategy make more sense than ever, as we ensure Rio Tinto remains a strong investment proposition. Profitable growth enables us to invest for the future while also paying attractive returns."

Executives will outline progress made in 2023, a pivotal year for Rio Tinto in which the Group's Copper Equivalent production is expected to grow 4%. This included a 5 million tonne uplift from implementing the Safe Production System at the Pilbara iron ore business, where a further 5 million tonne uplift is targeted for 2024. The Safe Production System continues to be rolled out across the Group's global operations to deliver further sustainable production improvement.

Progress in shaping Rio Tinto's portfolio for the future includes:
•A clear pathway to achieve and sustain mid-term system annual capacity of 345 to 360 million tonnes from its Pilbara iron ore business, including a pre-feasibility study underway on the Rhodes Ridge project, the Pilbara's best undeveloped iron ore deposit
•Production ramping up from Oyu Tolgoi in Mongolia, which is set to deliver 500 kt of copper per year on average for the period 2028-2036[1], becoming a first-quartile copper producer and the world's fourth-largest copper mine by 2030[2]
•Formation of the Matalco joint venture to give the Group a leading position in the growing North American recycled aluminium market
•Announcing today  Rio Tinto's estimate of its $6.2 billion share of capital investment to develop Simandou[3]

Rio Tinto's market outlook will highlight how the Group is strategically well-positioned to capitalise on the expected sustained commodity demand created by decarbonisation, shifting regional industrial policies and geopolitics, that is favourable to Rio Tinto's globally diversified portfolio.  Total copper equivalent commodity demand growth of ~4% CAGR is expected between 2022 and 2035 under a <2°C scenario[4], with attractive long-term fundamentals across Rio Tinto's product mix.

Rio Tinto's share of capital investment is expected to be around $10 billion per year from 2024 to 2026, including up to $3 billion per year of growth investment to meet this demand. The largest investment over the next three years is expected to be Rio Tinto's equity share of the Simandou project once approved by the Rio Tinto Board,

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as spend starts to wind down at Oyu Tolgoi beyond 2024 with completion of the infrastructure. The remainder will be focussed on other copper and lithium projects, some of which are yet to be approved.

Rio Tinto remains committed to meeting its ambitious decarbonisation target to halve Scope 1 and 2 emissions by 2030 on the road to net zero by 2050, and a well-defined pipeline of initiatives is progressing.
The Group has made project commitments in 2023 which will deliver abatement of around 2Mt of CO2e per year. This includes renewable energy contracts in Australia and Africa and the transition to 100% renewable diesel at Boron in California in 2023 and at Kennecott in Utah from 2024.

95% of Rio Tinto's Scope 3 emissions stem from customers' processing of its products. Customers and governments have commitments to reduce their emissions, but as of today, Rio Tinto estimates a trajectory for those processing emissions that will reach net zero by around 2060. Rio Tinto is committing to partner with customers and suppliers to find better ways to reach their targets and bring them forward by a decade, to reach their targets by 2050. To do this, the Group is making real and measurable commitments in the short-term focussed around investments in the development of breakthrough technologies that will help decarbonise value chains and upgrading ores to be suitable for these. Detail on these commitments is included in the presentations for today's Investor Seminar.

Rio Tinto has updated its total capital guidance on decarbonisation to $5 to 6 billion for the period to 2030 (previously ~$7.5 billion), including around $1.5 billion from 2024 to 2026 and weighted to the latter part of the period. This reflects factors including the use of commercial partnerships outside of capital expenditure, such as renewable power purchase agreements and biofuel contracts, to accelerate decarbonisation, and aligning the timing of investment in the second phase of Pilbara renewable infrastructure to beyond 2030 when it will be needed to support fleet electrification.

Production guidance across Rio Tinto's portfolio is being released for 2024, with Pilbara iron ore shipments (100% basis) of 323 to 338 million tonnes, as announced at the Pilbara Site Visit in October.

Production guidance - Rio Tinto share unless otherwise stated	2023	2024
Pilbara iron ore[5] (shipments, 100% basis) (Mt)	320 - 335[6]	323 - 338
Copper Mined copper[7] (consolidated basis) (kt) Refined copper (kt)	590 - 640 160 - 190	660 - 720 230 - 260
Aluminium Bauxite (Mt) Alumina (Mt) Aluminium (Mt)	54 - 57[8] 7.4 - 7.7 3.1 - 3.3	53 - 56 7.6 - 7.9 3.2 - 3.4
Minerals Titanium dioxide slag (Mt) IOC pellets and concentrate[9] (Mt) Boric acid equivalent (Mt)	1.1 - 1.4[8] 9.3 - 9.8 ~0.5	0.9 - 1.1 9.8 - 11.5 ~0.5

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Capex guidance	2023	2024-2026 (per year)
Total Group[10]	~$7.0bn	~$10.0bn
Growth capital	~$1.0bn[11]	Up to $3bn
Sustaining capital	~$4.0bn	~$4.0bn
Including Pilbara Sustaining[12]	~$2.0bn	~$1.8bn
Replacement capital	~$1.7bn	~$2 to $3bn
Decarbonisation capital	~$0.15bn	~$1.5bn cumulative[13]

The presentation slides and the live webcast, which begins at 0500 GMT | 1600 AEDT, can be accessed at https://www.riotinto.com/en/invest/investor-seminars.
[1] This production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the Australian Securities Exchange dated 11 July 2023 "Investor site visit to Oyu Tolgoi copper mine, Mongolia". All material assumptions underpinning that production target continue to apply and have not materially changed.
[2] Source: Wood Mackenzie. Dataset Dec 2022, based on production from committed projects.
[3] Refer to release dated 6 December 2023 and titled "Simandou iron ore project update" at www.riotinto.com/news/releases. The final sanctioning of the project by the Rio Tinto Board is subject to a number of remaining conditions being met, including joint venture partner and regulatory approvals from China and Guinea.
[4] Copper equivalent demand uses average annual prices from 2018-22 with finished steel demand in iron ore equivalent units. Energy Transition demand calculated on a gross basis. Based on Rio Tinto's Competitive Leadership scenario.
[5] Pilbara shipments guidance remains subject to weather, market conditions and management of cultural heritage.
[6] In the upper half of the range.
[7] Includes Oyu Tolgoi on a 100% consolidated basis and continues to reflect our 30% share of Escondida.
[8] In the lower end of the range.
[9] Iron Ore Company of Canada.
[10] Including Simandou.
[11] We expect our share of investment in Simandou to be around $0.2 billion in H2 2023.
[12] Subject to ongoing inflationary pressure.
[13] Weighted towards the latter part of the period.

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Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Andy Hodges, Rio Tinto's Group Company Secretary.

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